14040194

na 3/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLP Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Welch Rd
(No. and Street)

Londonderry (City) NH (State) 03053-2407 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Penchansky & Co. PLLC
(Name – *if individual, state last, first, middle name*)

70 Stark St (Address) Manchester (City) NH (State) 03101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/27

OATH OR AFFIRMATION

I, Margaret Johns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLP Advisors, LLC, as of February 28, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & Managing Director, Member

Title

Notary Public

DEBRA L. COTNOIR NOTARY PUBLIC NEW HAMPSHIRE MY COMMISSION EXPIRES DEC. 5, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
BLP Advisors, LLC
Londonderry, New Hampshire.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by BLP Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BLP Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). BLP Advisors, LLC's management is responsible for the BLP Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2014

Very truly yours,

Penchansky & Co. PLLC

Penchansky & Co. PLLC
Certified Public Accountants
Manchester, New Hampshire

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SIPC-7
(33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053442 FINRA DEC
BLP ADVISORS LLC 11*11
19 WELCH RD
LONDONDERRY NH 03053-2407

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Margaret Johns
603 437 0198

2. A. General Assessment (item 2e from page 2) $ 14.10

B. Less payment made with SIPC-6 filed (**exclude interest**) (13.20)

7/25/13
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 3.90

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 3.90

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 390

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLP Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chairman & Managing Director Member
(Title)

Dated the 27 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,840
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 6,840
2e. General Assessment @ .0025	$ 17.10 (to page 1, line 2.A.)

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2014

To the Managing Member of
BLP Advisors, LLC

We have audited the financial statements of BLP Advisors, LLC for the year ended December 31, 2013, and have issued our report thereon dated February 27, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 3, 2014. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by BLP Advisors are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate(s) affecting the financial statements was:

> Management's estimate of the useful life and rate of depreciation of fixed assets is based on historical data. We evaluated the key factors and assumptions used to develop the useful life and rate of depreciation of fixed assets in determining that it is reasonable in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 27, 2014.

70 Stark Street / Manchester / New Hampshire 03101 / 603-647-2400 / In Nashua 595-8600 / Fax 647-6495

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Managing Member of BLP Advisors, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Penchansky & Co. PLLC

Penchansky & Co. PLLC
Certified Public Accountants
Manchester, New Hampshire

BLP ADVISORS, LLC

Financial Statements
December 31, 2013 and 2012

BLP ADVISORS, LLC

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Members of
BLP Advisors, LLC
Londonderry, New Hampshire.

We have audited the accompanying financial statements of BLP Advisors, LLC (a Delaware Limited Liability Company), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of revenue, expenses and changes in member's equity and statement of cash flows for the years then ended, and the notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting standards generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on theses financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Accounting Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessments of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal control. BLP Advisors, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

70 Stark Street / Manchester / New Hampshire 03101 / 603-647-2400 / In Nashua 595-8600 / Fax 647-6495

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the BLP Advisors, LLC as of December 31, 2012 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Penchansky & Co. PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire
February 27, 2014

BLP ADVISORS, LLC
Balance Sheets
As of December 31,

	2013	2012
Assets		
Current Assets:		
Cash	$ 19,768	$ 20,139
Prepaid Expenses	3,328	2,560
Total Current Assets	23,096	22,699
Property and Equipment:		
Website	13,099	13,099
Computer Equipment	11,203	11,203
Software	646	646
Furniture and Fixtures	2,547	2,547
Less: Accumulated Depreciation	(25,772)	(24,221)
Net Property and Equipment	1,723	3,274
Total Assets	**$ 24,819**	**$ 25,973**
Liabilities and Member's Equity		
Liabilities:		
Accrued Expenses	$ 4,076	$ 3,538
Total Liabilities	4,076	3,538
Member's Equity:		
Member's Equity	20,743	22,435
Total Member's Equity	20,743	22,435
Total Liabilities and Member's Equity	**$ 24,819**	**$ 25,973**

See Notes and Independent Auditor's Report

BLP ADVISORS, LLC
Statements of Revenue, Expenses and Changes in Member's Equity
For The Years Ended December 31,

	2013	2012
Revenue:		
Financial Advisory Fees	$ 3,000	$ 6,000
Other Revenue	3,840	10,471
Total Revenue	6,840	16,471
Operating Expenses:		
Professional Services	4,193	6,897
Travel, Meals and Entertainment	89	2,756
Supplies	427	2,470
Information Technology	215	3,078
Telephone	60	550
Licenses and Fees	6,061	1,831
Business Development	0	1,745
Casual Labor	292	0
Depreciation	1,551	2,974
Bank Charges	235	512
Total Operating Expenses	13,123	22,813
Net Income	(6,283)	(6,342)
Member's Contributions	4,591	0
Member's Equity, Beginning of Year	22,435	28,777
Member's Equity, End of Year	**$ 20,743**	**$ 22,435**

See Notes and Independent Auditor's Report

BLP ADVISORS, LLC
Statements of Cash Flows
For the Years Ended December 31,

	2013	2012
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (6,283)	$ (6,342)
Adjustments to reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization Expense	1,551	2,974
(Increase) Decrease in Prepaid Expenses	(768)	1,495
Increase (Decrease) in Accrued Expenses	538	(3,939)
Total Adjustments	1,321	530
Net Cash Provided (Used) by Operating Activities	(4,962)	(5,812)
Cash Flows from Financing Activities:		
Contributions Received From Member	4,591	0
Net Cash Provided (Used) by Financing Activities	4,591	0
Net Increase (Decrease) in Cash and Cash Equivalents	(371)	(5,812)
Cash and Cash Equivalents, Beginning of Year	20,139	25,951
Cash and Cash Equivalents, End of Year	**$ 19,768**	**$ 20,139**

See Notes and Independent Auditor's Report

NOTE 1 – General:

BLP Advisors, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware in 2001 and is taxed as a sole proprietorship (see Note No. 3). On May 1, 2009 BlueLake Partners, LLC filed a certificate of amendment with the State of Delaware to change the company name to BLP Advisors, LLC. The Company operates as a provider of corporate advisory services. The Company's offices are located in Londonderry, New Hampshire.

NOTE 2 - Summary of Significant Accounting Policies:

A. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Accounts Receivable

Accounts receivable are reported at net realizable value. Net realizable value is equal to the gross amount of accounts receivable less an estimated allowance for un-collectible accounts. Historically, the Company has not experienced material write-offs, and therefore, has not established an allowance account.

D. Depreciation

The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

	Years
Computer Equipment and Software	3-5
Furniture and Fixtures	7

-Continued on Next Page-

NOTE 2 - Summary of Significant Accounting Policies – continued:

E. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. At December 31, 2013 and 2012 the Company had no cash equivalents.

F. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was $0 for the years ended December 31, 2013 and 2012.

NOTE 3 – Income Tax Matters:

The Company is a Limited Liability Company (LLC), which operates as a proprietorship for federal and state income purposes. Since a proprietorship is not a federally taxable entity, no federal income tax expense has been recorded in these financial statements. The Company, however, is still liable for state taxes.

The Company's evaluation on December 31, 2013 revealed no uncertain tax positions that would have a material effect on the financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state purposes the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

NOTE 4 - Concentration of Credit Risk:

Cash includes cash on hand and deposits held in commercial bank accounts. Cash in these accounts at times could exceed the insured limit set by the Federal Deposit Insurance Corporation ("FDIC"). The Company's management believes this risk is minimal.

NOTE 5 – Subsequent Events:

Subsequent events have been evaluated thru February 27, 2013, which is the date the financial statements were available to be issued.

BLP ADVISORS, LLC

Management Report

For The Calendar Year Ended December 31, 2013

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2014

To the Managing Member of:
BLP Advisors, LLC
Londonderry, NH

In planning and performing our audit of the financial statements of BLP Advisors, LLC for the calendar year December 31, 2013, we considered the company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

This letter presents our overview of the operations and financial performance of the Company for the calendar year ended December 31, 2013, and raises issues where internal control and compliance should be strengthened.

This report is intended solely for the information and use of the Managing Member of the company.

Penchansky & Co. PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire

BLP Advisors, LLC
Management Report
For The Calendar Year Ended December 31, 2013

Operations and Management issues:

There were no deficiencies noted in our review of the system of internal control of the company.

Computation of Net Capital:

Total Ownership equity from Balance Sheet	$ 20,743
Deductions	
Prepaid Expenses	3,328
Property and Equipment, net	1,723
Total Deductions	5,051
Net Capital	**$ 15,692**

Net Capital Requirement:

The company is subject to the Securities and Exchange Commission Act of 1934 Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The company uses Rule 15c3-1 which requires that the company maintain net capital of the larger of 6.67% of aggregate indebtedness or $5,000 since the company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers.

At December 31, 2013, 6.67% of the company's aggregate indebtedness of $4,076 is $272. The $5,000 minimum net capital requirement applies.

At December 31, 2013, the company had net capital of $15,692 which is $10,692 in excess of the required net capital of $5,000.

BLP Advisors, LLC
Management Report
For The Calendar Year Ended December 31, 2013

Reconciliation of Net Capital:

As part of our examination, we reconciled the audited computer generated net capital computation of the 15c3-3 Reserve Requirements and the company's corresponding Unaudited Part IIA.

Reconciliation of net capital to net capital on unaudited
PartIIA FOCUS Report Dated December 31, 2013

Net Capital (line 10) unaudited FOCUS Report	$ 16,480
Less: audit adjustments, net	(788)
Adjusted Net Capital	**$ 15,692**